Exhibit 99.5

Bookham and Aeluros Demonstrate Error-Free Interoperability Across 10
Gbps XFP Transceiver Interface

Compliance with standardized interface validates viability of combined solution for 10 Gbps system manufacturers

Oxfordshire, UK, November 18, 2003 – Interoperability testing verifies that Bookham IGF series XFP modules and Aeluros Puma AEL1002 physical layer IC are fully compatible, providing error-free operation at 10 Gigabits per second (Gbps).  This combined solution underscores the high value and low risk that XFP-based products bring to system designers.

The 10 Gbps interface was tested across 12” FR-4 printed circuit board (PCB) channels, exceeding the worst-case specified characteristics in the XFP multi-source agreement (MSA) by more than 50%.  The interoperability testing was conducted at Bookham’s labs in San Jose, Calif. and at Aeluros’ labs in Mountain View, Calif.  The results illustrate the commercial and technical viability of converting the popular XAUI interface to the new generation of serial XFP transceiver modules for 10 Gbps optical transmission. They also validate the combination of these two products as a robust solution for implementation of XFP-based 10 Gbps systems with extremely low cost and low power characteristics.

The XFP module is an ultra-small 10 Gbps optical transceiver module form factor that was standardized by the XFP MSA Group to help drive cost and power out of 10 Gbps optical networking applications while enabling rapid advances in port density.  The XFI 10 Gbps serial interface defined within the XFP MSA is also the basis for a short reach 11+ Gbps interface known as the Common Electrical Interface (CEI), under development within the Optical Internetworking Forum (OIF).  By greatly reducing the power and size requirements of the next generation of SERDES Framer Interfaces (SFIs), System Packet Interfaces (SPIs) and TDM Fabric to Framer Interfaces (TFIs), CEI will help drive the development towards smaller and less expensive optical networking systems.

“We are pleased to announce these successful results and to highlight the availability of Aeluros’ Puma products as a natural complement to our XFP modules,” said Steffen Koehler, Vice President of Marketing for Transceivers at

Bookham Technology. “The high-performance capabilities of this combined solution will help accelerate adoption and significantly reduce risk for systems manufacturers.”

“The development of our partnership with an industry-leading innovator such as Bookham provides a natural complement of products for end users,” said David Gamba, Director of Marketing at Aeluros.  “Seamless interoperability between optical modules and system bridge devices will provide a key enabler for early adoption of the XFP standard.”

Interoperability between these two products was performed with the use of the Aeluros AEL1002 Evaluation Kit, an integrated development and evaluation platform.  Incorporating the AEL1002 device and a 12” trace to an integrated XFP cage on a standard FR4 board, this kit provides a built-in channel 50% longer than the maximum required by the XFP MSA.  A variety of Bookham IGF XFP modules, Aeluros AEL1002 ICs, and test setups were used to verify error-free performance across this channel, and a variety of similarly challenging channels.  Testing was performed over 10km of single mode fiber and reflected a range of process, voltage, and temperature characteristics to ensure a robust solution.  Additional detail on this interoperability is available via a joint interoperability test report from both Bookham and Aeluros.

Bookham IGF Series XFP optical transceiver modules are high-performance, cost-effective hot-pluggable optical solutions for serial optical data communication applications at 10 Gbps. With their excellent optical performance characteristics and their low-cost design, these modules are designed to carry SONET, SDH, 10 Gigabit Ethernet, and 10 Gigabit Fibre Channel traffic in a compact, user-replaceable format over single-mode fiber. The IGF Series XFP modules incorporate Bookham’s exclusive IO-PKG™ optical packaging platform, which is designed to scale with networking equipment platform upgrades. The IGF series is available for a variety of link lengths and is compliant with the applicable Telcordia, ITU, OIF, IEEE, and XFP MSA standards.

The Aeluros Puma AEL1002 device provides the XFI to XAUI conversion necessary to provide a bridge between the increasingly popular XFP 10 Gbps optical module form factor and the 4-bit parallel 3 Gbps XAUI interface common on system ICs for 10 Gigabit Ethernet and 10 Gigabit Fibre Channel devices.  The AEL1002 incorporates an adaptive receive equalizer able to ensure signal integrity and open a closed eye for a 10 Gbps signal across more than 12-inches of FR4 trace, while providing a programmable edge rate capability to enable flexible trace lengths on board designs by eliminating reflections.  With a power consumption of only 800 mW, substantially below that of other available devices, and housed in a small form factor 13-mm x 13-mm plastic BGA package requiring no heat sink or spreader, the Puma AEL1002 device is a key enabler for high-density, XFP-based system line cards.

About Bookham Technology

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s advanced technologies and broad product range allow it to deliver an extensive range of cost-effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs. The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1700 people worldwide.

About Aeluros

Aeluros, founded by a team of high-speed design experts with a unique understanding of the intricacies involved in building highly integrated 10 Gbps devices, is a leading developer of high-integration, high-speed CMOS based serial I/O devices. The company’s technical and business management team has collectively delivered among the industry’s highest volume and technically challenging mixed signal designs. The privately held company has secured a first round of funding from leading venture capital firms New Enterprise Associates and Worldview Technology Partners.

Editorial Contacts:

Sharon Ostaszewska

Bookham Technology

Tel: +44 (0)1235 837612

sharon.ostaszewska@bookham.com

David Gamba

Aeluros, Inc.

(650) 917-4116

dgamba@aeluros.com